JPMS
CRD No. 79
JPM-X Form ATS-N

Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

JPMS, sometimes in conjunction with its affiliates, offers Subscribers

1. Access to JPMS' algorithms/SOR, which in turn is able to access numerous trading centers, including JPM-X (as discussed in Part III, Item 5),

2. Access to JPMS' Low-Latency Platform (the Low-Latency Platform includes JPMS' JISU technology and JCG technology, as discussed in Part III, Item 6), which is ~~a low-latency platform,~~ accessed via a FIX connection, that (a) can be used to access directly JPMS' algorithmic trading strategies, smart order routing technology, JPM-X, and/or external venues and (b) is the only means by which Subscribers can access JPM-X directly (as discussed in Part III, Items 5-6), and

3. Neovest, which is an order and execution management system developed by JPMS' affiliate Neovest, Inc. and can be used to access numerous brokers, including JPMS and, specifically, JPMS' algorithms/SOR.

JPMS may offer Subscribers access to its algorithms/SOR and/or ~~JISU technology~~Low-Latency Platform pursuant to any applicable contractual agreements with JPMS, such as any Electronic Trading Terms of Service, the terms of which (regarding, e.g., intellectual property rights, warranties, indemnification obligations, and limitations of liability) are sometimes negotiated and generally do not contain specific terms and conditions for routing Firm/Conditional Orders to JPM-X. Subscribers may utilize Neovest to access numerous brokers, including JPMS, pursuant to a click-through user agreement with Neovest, Inc.

b. If yes to Item 5(a), are the terms and conditions of the services or products required

to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS? Radio button checked Yes Radio button not checked No

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

Neovest, Inc., an affiliate of JPMS, offers Subscribers Neovest, an order and execution management system that can be used to access numerous brokers, including JPMS and, specifically, JPMS' algorithms/SOR, which in turn is able to access numerous trading centers, including JPM-X (as discussed in Part III, Item 5). Subscribers utilize Neovest pursuant to a click-through user agreement with Neovest, Inc. Certain Subscribers utilize Neovest pursuant to an agreement with Neovest, Inc., the terms of which are sometimes negotiated, authorizing the Subscriber to access Neovest and to sub-license access to Neovest to the Subscriber's clients.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

☐ Yes ☒ No

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

☒ Yes ☐ No

If yes, list and provide a summary of the conditions.

Only Persons that have satisfied JPMS' onboarding requirements are permitted to be JPMS clients, and only JPMS clients that are either "institutional accounts," as defined by FINRA Rule 4512, or broker-dealers are permitted to be Subscribers of JPM-X. JPMS' onboarding requirements are based in part on, e.g., regulatory "Know Your Customer" and anti-money laundering requirements and vary depending on the characteristics of the Person's business. Before accessing JPM-X, a Subscriber must work with JPMS to establish connectivity (i) between the Subscriber and the algorithms/SOR (via JPMS' ~~JISU technology~~Low-Latency Platform or an order management system selected by the Subscriber) if the Subscriber will access JPM-X via the algorithms/SOR and/or (ii) between the Subscriber and JPM-X (via ~~JISU~~the Low-Latency Platform) if the Subscriber will access JPM-X directly. Subscribers that access JPM-X, whether directly or via the algorithms/SOR, are subject to any applicable contractual agreements with JPMS (e.g., Electronic Trading Terms of Service).

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

☒ Yes ☐ No

If no, identify and describe any differences.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

☐ Yes ☒ No

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

☒ Yes ☐ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Subscribers can enter Firm/Conditional Orders directly into JPM-X by routing through JPMS' ~~JISU technology, a low-latency platform~~Low-Latency Platform, which is accessible through a standard FIX messaging protocol (FIX 4.2 API). JPMS' ~~JISU technology~~Low-Latency Platform accesses JPM-X through a proprietary FIX messaging protocol and is the only means by which Subscribers can access JPM-X directly.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

☒ Yes ☐ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker- Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

Subscribers can enter firm orders into JPMS' algorithmic trading strategies, which can create child Firm/Conditional Orders that are routed to market centers, including JPM-X, by the SOR at the direction of the Subscribers or algorithmic trading strategies or at the SOR's own direction. Instead, or in addition, Subscribers can enter Firm/Conditional Orders directly into the SOR, which then can route, or be directed by Subscribers to route, the Firm/Conditional Orders to market centers, including JPM-X. The SOR accesses JPM-X through a proprietary FIX messaging

protocol. Subscribers can enter firm orders into JPMS algorithmic trading strategies and the SOR via a client gateway (JPMS' ~~JISU technology~~Low-Latency Platform, described in response to Part III, Item 5(a), or an order management system selected by the Subscriber). Subscribers can opt out of having the algorithms/SOR route Firm/Conditional Orders to JPM-X. Subscribers that access the algorithms/SOR are subject to any applicable contractual agreements with JPMS, such as any Electronic Trading Terms of Service, the terms of which (regarding, e.g., intellectual property rights, warranties, indemnification obligations, and limitations of liability) are sometimes negotiated and generally do not contain specific terms and conditions for accessing JPM-X through the algorithms/SOR. There is no means by which to access JPM-X through the algorithms/SOR that is available to JPMS business units or JPMS affiliates but not to Subscribers.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 6: Connectivity and Co-location

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

☒ Yes ☐ No

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

The term "Low-Latency Platform" refers to JPMS' low-latency platform that includes (i) JPMS' JCG technology, which may reduce latency and is available to certain Subscribers who are enabled to access JPM-X directly (via JCG technology); and (ii) JPMS' JISU technology, which is available to all Subscribers who access JPM-X via JPMS algorithms/SOR (via JISU technology) or access JPM-X directly (via JISU technology).

JPMS' ~~JISU technology, a low latency platform that~~Low-Latency Platform is accessible through a standard FIX messaging protocol (FIX 4.2 API), can share the same rack space in the Equinix NY4 New York IBX Data Center with the JPMS trading algorithms, SOR, and JPM-X. Subscribers that access JPM-X by routing Firm/Conditional Orders directly to JPM-X route via ~~JISU~~the Low-Latency Platform. In addition, Subscribers that access JPM-X by routing orders to JPMS trading algorithms or by routing Firm/Conditional Orders to the SOR can increase the speed of their communications with JPM-X by routing via ~~JISU~~the Low-

Latency Platform. U.S.-registered broker-dealer Subscribers, assigned to Tier 4 and Tier 5 as described in Part III, Item 13, access JISUJPMS' Low-Latency Platform via a 10 GB/sec fiber cross-connect between the hardware of Lucera, a third-party connectivity provider, and JISUJPMS' Low-Latency Platform. All other Subscribers can access JISUJPMS' Low-Latency Platform either via a 10GB/sec fiber cross-connect between the hardware of Lucera and JISUJPMS' Low-Latency Platform, or via the following direct cross-connects to JISUJPMS' Low-Latency Platform: (a) 1 GB/sec fiber, (b) 10GB/sec fiber, or (c) copper. Such direct cross-connect is provided by Equinix, the operator of the data center. Subscribers that access JISUJPMS' Low Latency Platform are subject to any applicable contractual agreements with JPMS (such as Electronic Trading Terms of Service, discussed in response to Part III, Item 5(c)) and/or with Lucera and could be liable for charges resulting from such connectivity under the agreements. Subscribers also can contract directly with Equinix to be located in the Equinix NY4 New York IBX Data Center, the same data center in which the JPMS trading algorithms, SOR, JISULow-Latency Platform, and JPM-X are located. Subscribers, however, cannot share the same rack space with the JPMS trading algorithms, SOR, JISULow-Latency Platform, and JPM-X. Subscribers, irrespective of their location, can, but are not required to, access JISUJPMS' Low-Latency Platform.

b. If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?

☒☐ Yes ☐☒ No

If no, identify and explain any differences.

JPMS will pilot the JCG technology and will select a subset of Subscribers who can opt in to participate in the pilot. JPMS will select pilot participants based on the Subscriber's ability to manage participation in the pilot (e.g., the likelihood of receiving timely, constructive feedback from the Subscriber regarding the performance of JCG technology during the pilot). This subset of Subscribers will include those who utilize JPMS' Low Latency Platform to access JPM-X directly. Subscribers who have opted in to participating in the pilot (a) may continue to access the JISU technology and (b) may request to opt out of participating in the pilot. This pilot will begin with the test symbol ZVZZT and gradually expand to the S - Z symbol range before further expanding to the full symbol range. Pilot participants will receive details and instructions about the pilot from the ECS Product Team.

c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?

☐ Yes ☒ No

If yes, explain the means to increase the speed of communication with the ATS and provide a summary of the terms and conditions for its use.

d. If yes to Item 6(c), are the terms and conditions required to be identified in Item 6(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?

☐ Yes ☒ No

If yes, explain the methods to reduce the speed of communication with the ATS and provide a summary of the terms and conditions for its use.

f. If yes to Item 6(e), are the terms and conditions required to be identified in Item 6(e) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

☐ Yes ☐ No

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

The following order types are eligible for execution in JPM-X:

--Non-Peg Limit Order - an order to buy or sell at a specified fixed price or better;

--Primary Peg Order - an order to buy or sell at the inside quotation of the National Best Bid or Offer ("NBBO") on the same side of the market, even as the NBBO changes (with or without a limit price);

--Midpoint Peg Order - an order to buy or sell at the midpoint between the inside bid and the inside offer of the NBBO, even as the NBBO changes (with or without a limit price); and

--Market Peg Order - an order to buy or sell at the inside quotation of the NBBO on the opposite side of the market, even as the NBBO changes (with or without a limit price).

Each of the above order types can have one of the following two time-in-force instructions:

--Immediate-or-Cancel ("IOC"), which is an instruction that the order be executed immediately with any portion of the order that cannot be executed immediately being cancelled; and

--Day, which is an instruction that the order rest in the book maintained by JPM-X (the "Order Book") until the order is executed, with any portion of the order that cannot be executed by the end of the trading day, or earlier in accordance with the time interval specified by the Subscriber or an algorithm selected by the Subscriber, being cancelled.

A blank time-in-force field is treated as a Day time-in-force instruction.

The above order types are available for use by Subscribers that access JPM-X directly or via the algorithms/SOR, irrespective of whether such access occurs through ~~JISU~~JPMS' Low-Latency Platform. JPM-X does not offer post-only order types, and none of the above order types is eligible for routing to other Trading Centers. As described in response to Part III, Item 9, JPM-X accepts limit and pegged conditional order messages corresponding to the order types described above with a day (but not IOC) time-in-force instruction.

The above order types cannot be combined (i.e., an order cannot be more than one order type). Subscribers that access JPM-X by routing to it or the SOR directly, and algorithms that access JPM-X via the SOR on behalf of Subscribers, can modify, replace, or cancel day orders routed to JPM-X. The modification or replacement of a day order results in the entry of a replacement order with a new time stamp and lower priority in time than the original order, unless the modification is reduction in the quantity of the order, in which case the replacement order has a new time stamp but the same priority in time that the original order had prior to its replacement.

JPM-X rejects (1) short sale exempt, buy-minus and sell-plus orders; (2) orders priced at or above $1.00 per share if priced in a sub-penny increment; (3) orders priced below $1.00 per share if priced in an increment of less than $.0001; (4) orders that exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5; (5) any order types and/or orders with any time-in-force instructions other than those identified above (for example, non-Peg Market orders and/or orders with a time-in-force instruction of "On the Open"); and (6) orders that cannot be assigned to a tier, as defined in Part III, Item 13, because they lack the required information.

An order is ineligible for execution in JPM-X unless the price, minimum quantity, and counterparty preference instructions associated with the order, if any, are

satisfied. Accordingly, a partially executed order is cancelled if the leaves quantity is less than the minimum quantity instruction associated with the order. An order also is ineligible for execution in JPM-X if t order is a firm-up order or an order committed to a conditional order message during a firm-up period, as described in response to Part III, Item 9.

Once JPM-X determines that an order is eligible for execution, it is crossed with other eligible order(s) on the opposite side of the market based on price/tier/time priority (e.g., at a given price level, Tier 1 orders, regardless of order capacity, have higher priority than Tier 2 orders, and at a given price level within the same tier, orders received earlier in time have higher priority than orders received later in time). (As described in response to Part III, Item 11(c), as between firm orders and conditional order messages at the same price, firm orders always have priority over conditional order messages irrespective of their tier or when they were received by JPM-X.) When two orders eligible for execution are crossed, they are executed at or within their effective limit prices, as described in response to Part III, Item 11(c). Accordingly, a peg order is executed at its pegged price or better. JPM-X does not execute a cross if the inside quotation of the NBBO is crossed (i.e., the inside bid exceeds the inside offer) or locked (i.e., the inside bid is equal to the inside offer). In addition, JPM-X does not execute a cross in any NMS stock that is subject to a regulatory or trading halt (although, as described in response to Part III, Item 20, JPM-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in response to Part III, Item 11(c)).

Although a change in the NBBO would not affect the relative priority of orders (including peg orders) that remain eligible f execution after the change, the change could affect whether an order with a price instruction associated with it (including peg order) is eligible for execution and the execution price at which orders that remain eligible for execution (including peg orders) are crossed.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

JPMS can, in its sole discretion, elect to suspend operation of JPM-X at any time, including the suspension of trading in individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. JPMS also may suspend trading in an NMS stock if, e.g., (i) JPMS is unable to report trades in that stock as described in response to Part III, Item 21 or (ii) the market data received by JPM-X for the stock from the Securities Information Processors (discussed in response to Part III, Item 23) is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues. JPMS will make reasonable efforts to notify electronically Subscribers that access JPM-X directly in a timely manner in the event of such suspensions.

In the event of a technical system outage at JPM-X, the JPMS Electronic Trading Technology Production Management team can in its discretion:
-- Disable routing from the algorithms/SOR to JPM-X;
-- Disable routing from ~~JISU~~JPMS' Low-Latency Platform to JPM-X;
-- Disable the acceptance of orders in JPM-X; and
-- Cease the matching process in JPM-X by cancelling any open Firm/Conditional Orders.

If an NMS stock is subject to a regulatory or trading halt, JPM-X will continue to accept Firm/Conditional Orders in that NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in response to Part III, Item 11(c), but JPM-X will not match or execute Firm/Conditional Orders in that NMS stock.

In the event of a halt in an NMS stock imposed by JPM-X, it will not accept, match, or execute Firm/Conditional Orders in that NMS stock and will not accept instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock.

Moreover, as noted in response to Part III, Item 3(a), JPMS reserves the right (i) to disable any JPM-X functionality, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to Subscribers, JPM-X, or the capital markets and (ii) to restrict the entry of a Subscriber's Firm/Conditional Orders into JPM-X if certain thresholds are exceeded (e.g., risk limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5) or to mitigate operational risk by reducing the volume of messaging in JPM-X. For instance, JPMS reserves the right to disable matching in JPM-X when market conditions warrant a reduction of operational risk (e.g., in the event of excessive market volatility).

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 11/12/2026 5:59:04 PM	
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